UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008
Commission File Number: 333-128780

NCL CORPORATION LTD.
(Translation of registrant’s name into English)

7665 Corporate Center Drive
Miami, Florida 33126
(Address of principal executive offices)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ⊠     Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞     No ⊠

 If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

______________

Exhibit 99

NCL Corporation Reports Fourth Quarter and Full Year Results for 2007

MIAMI--(BUSINESS WIRE)--NCL Corporation Ltd. (“NCL” or the “Company”) reported a year-over-year increase in total revenues of 9.9%, from $2.0 billion in 2006 to $2.2 billion in 2007, and a 12.7% increase in net revenues, on a 10.3% increase in capacity. Net Yields for 2007 increased 2.1% from the prior year, while Gross Yields declined 0.3%. Operating income for the Company increased 29.6% from the prior year, from $32.6 million in 2006 to $42.2 million in 2007. The Company reported a net loss of $227.0 million for its year ended December 31, 2007, as compared to a net loss of $130.9 million for the prior year. Results for the year ended December 31, 2007 include non-cash foreign exchange translation losses of $94.5 million compared to non-cash foreign exchange translation losses of $38.9 million for the year ended December 31, 2006, or an adverse year-over-year impact of $55.6 million. Also negatively impacting 2007 net results was a $40.9 increase year-over-year in net interest expense due to increased borrowings following deliveries of the Company’s new ships, Pride of Hawaii (now Norwegian Jade), Norwegian Pearl, and Norwegian Gem.

For the fourth quarter of 2007, the Company reported a net loss of $133.0 million on total revenues of $497.5 million, compared to a net loss of $116.0 million on total revenues of $449.5 million for the same period in 2006. The increase in revenues was primarily attributable to a 4.0% increase in Capacity Days and an 11.0% increase in Net Yields. Driving the increase in Net Yields was higher ticket pricing, an increase in onboard spend, and increased occupancy levels. Gross Yields increased 6.4% from the fourth quarter of 2006. Occupancy for the fourth quarter of 2007 was 104.0% compared to 100.2% in the same quarter of 2006.

Net Cruise Costs per Capacity Day for the fourth quarter of 2007 increased 6.6% compared with the fourth quarter of 2006. The increase in these costs was primarily due to higher fuel costs and an increase in marketing, general and administrative expenses, partially offset by a decrease in payroll and related costs, particularly related to the Company’s Hawaii operations. Average fuel prices for the fourth quarter increased 46% to $491 per metric ton from $336 per metric ton in the fourth quarter of 2006. This increase in price contributed to a year-over-year increase in fuel costs of $18.3 million. The increase in marketing, general and administrative expenses of 10.6% per Capacity Day is mainly due to additional professional fees primarily in connection with technology initiatives.

The impact of higher interest expenses and the weakening of the U.S. dollar continued to impact the Company’s results during the fourth quarter of 2007. As a result of an increase in the Company's average outstanding borrowings, interest expense increased 30.0% or $11.7 million. With the Euro/U.S. Dollar exchange rate increasing to 1.4590 as of December 31, 2007, the Company reported non-cash foreign exchange translation losses of $30.0 million for the fourth quarter. These non-cash foreign exchange translation losses compare to non-cash foreign exchange translation losses of $14.0 million for the same period of 2006, or an adverse year-over-year swing of over $16.0 million.

“With the addition of our new shareholders, the implementation of Freestyle 2.0 and Partnership 2.0 and a successful refinement of our strategy in Hawaii, we look forward to a promising year in 2008,” said Colin Veitch, president and chief executive officer of NCL Corporation Ltd. “The improved financial condition of the Company following the $1.0 billion equity investment by Apollo has given us the opportunity to expand on the success of our brand with a further upgrade of our onboard product on what is now the youngest, most innovative fleet in the industry. We also expect to benefit financially from the steps taken with regards to NCL America operations. The further reduction in capacity coupled with the stabilization of our staffing is expected to enable us to make this unique offering within the second half of the year.”

Terminology and Non-GAAP Financial Measures

Capacity Days

Capacity Days represent double occupancy per cabin multiplied by the number of cruise days for the period.

Gross Cruise Costs

Gross Cruise Costs represent the sum of total cruise operating expenses and marketing, general and administrative expenses.

Gross Yields

Gross Yields represent total revenues per Capacity Day.

Net Yields

Net Yields represent total revenues less commissions, transportation and other expenses, and onboard and other expenses per Capacity Day. The Company utilizes Net Yields to manage its business on a day-to-day basis and believes that it is the most relevant measure of its pricing performance and is commonly used in the cruise industry to measure pricing performance. The Company has not provided a quantitative reconciliation of projected Gross Yields to projected Net Yields due to the significant uncertainty in projecting the costs deducted to arrive at this measure. Accordingly, the Company does not believe that reconciling information for such projected figures would be meaningful.

Net Cruise Costs

Net Cruise Costs represent Gross Cruise Costs excluding commissions, transportation and other expenses and onboard and other expenses. In measuring the Company’s ability to control costs in a manner that positively impacts net income (loss), the Company believes changes in Net Cruise Costs and Net Cruise Costs Excluding Fuel to be the most relevant indicators of its performance and are commonly used in the cruise industry as a measurement of costs.

Net Income (Loss) Excluding Non-Cash Foreign Exchange Translation

Net Income (Loss) Excluding Non-Cash Foreign Exchange Translation represents net income (loss) before the effect of non-cash foreign exchange translation gains and losses. The Company believes that this financial measure is useful because it excludes non-cash foreign exchange translation gains and losses related to the translation of balance sheet amounts which the Company believes are not relevant to understanding the trends of the Company’s operational performance or its prospects for future operational performance. Management uses this measure to establish operational goals and believes that it may assist in analyzing the underlying trends of the Company’s operational performance over time.

Passenger Cruise Days

Passenger Cruise Days represent the number of passengers carried for the period multiplied by the number of days in their respective cruises.

Occupancy Percentage

Occupancy Percentage, in accordance with cruise industry practice, represents the ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

About NCL Corporation

NCL Corporation Ltd. is the holding company for various subsidiary companies involved in owning and operating the ships of Norwegian Cruise Line. NCL is building two new Third Generation Freestyle Cruising (“F3”) ships for delivery in 2010.

NCL today has the youngest fleet in the industry, providing guests the opportunity to enjoy the flexibility of Freestyle Cruising on the newest, most contemporary ships in the market, and has recently added its latest new ship, the 2,400 passenger Norwegian Gem.

For high resolution, downloadable images, please log onto NCL's Web site at www.ncl.com/pressroom. For further information on NCL Corporation, contact NCL in the U.S. and Canada at (866) 234-0292.

This release may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend,” and “future,” and similar expressions are intended to identify forward-looking statements, which are not historical in nature. Forward-looking statements involve risks and uncertainties that could cause actual results, performance or achievements to differ significantly from NCL’s historical results or those implied in forward-looking statements. These risks include, but are not limited to, changes in cruise capacity, as well as capacity changes in the overall vacation industry; introduction of competing itineraries and other products by other companies; changes in general economic, business and geo-political conditions; reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service, and the resulting concerns over the safety and security aspects of traveling; lack of acceptance of new itineraries, products or services by the Company’s targeted customers; the Company’s ability to implement brand strategies and its shipbuilding programs, and to continue to expand its business worldwide; costs of new initiatives, including those involving the Company’s inter-island Hawaii cruise operations; changes in interest rates, fuel costs or foreign currency rates; delivery schedules of new ships; risks associated with operating internationally; the impact of spread of contagious diseases; accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises; the Company’s ability to attract and retain qualified shipboard crew and maintain good relations with employee unions; changes in other operating costs such as crew, insurance and security costs; continued availability of attractive port destinations; the impact of pending or threatened litigation; the ability to obtain financing on terms that are favorable or consistent with the Company’s expectations; changes involving the tax, environmental, health, safety, security and other regulatory regimes in which the Company operates; emergency ship repairs; disruptions to the Company’s software and other information technology systems; the implementation of regulations in the United States requiring United States citizens to obtain passports for travel to additional foreign destinations; weather and natural disasters; and other risks discussed in NCL’s filings with the Securities and Exchange Commission. You should not place undue reliance on forward-looking statements as a prediction of actual results. NCL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based. In addition, certain financial measures in this release constitute non-GAAP financial measures as defined by Regulation G. A reconciliation of these items can be found attached hereto and on the Company’s web site at www.ncl.com/investors.

Financial Tables Follow

NCL CORPORATION LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands of dollars)

	Three months ended		Years ended
	December 31,		December 31,
	2006	2007	2006	2007

Revenues
Passenger ticket revenues	$324,052	$354,435	$1,438,996	$1,571,772
Onboard and other revenues	125,445	143,079	537,313	601,043
Total revenues	449,497	497,514	1,976,309	2,172,815
Cruise operating expenses
Commissions, transportation and other	98,336	93,703	425,648	430,670
Onboard and other	43,541	48,697	186,240	204,768
Payroll and related	112,694	109,776	412,943	436,843
Fuel	42,467	60,725	164,530	193,173
Food	29,346	31,826	102,324	120,633
Ship charter costs	6,611	4,074	26,226	20,384
Other operating	63,397	72,557	249,471	286,469
Total cruise operating expenses	396,392	421,358	1,567,382	1,692,940
Marketing, general and administrative expenses	75,490	86,823	249,250	287,093
Depreciation and amortization expenses	32,684	41,005	119,097	148,003
Impairment loss	8,000	-	8,000	2,565
Total operating expenses	512,566	549,186	1,943,729	2,130,601
Operating (loss) income	(63,069)	(51,672)	32,580	42,214
Non-operating (income) expenses
Interest income	(633)	(261)	(3,392)	(1,384)
Interest expense, net of capitalized interest	39,178	50,925	136,478	175,409
Other expenses, net	14,386	30,670	30,393	95,151
Total non-operating expenses	52,931	81,334	163,479	269,176
Net loss	$(116,000)	$(133,006)	$(130,899)	$(226,962)

NCL CORPORATION LTD.
CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands of dollars, except share data)

	December 31,
	2006	2007

Assets
Current assets:
Cash and cash equivalents	$63,530	$40,291
Restricted cash	1,226	1,375
Accounts receivable, net	10,244	8,173
Amount due from Star Cruises Limited	5,033	235
Consumable inventories	33,392	41,997
Prepaid expenses and other	24,211	27,353
Total current assets	137,636	119,424
Property and equipment, net	3,816,292	4,243,872
Restricted cash	1,650	1,682
Goodwill	400,254	400,254
Tradenames	202,538	202,538
Other assets	71,254	65,928
Total assets	$4,629,624	$5,033,698
Liabilities and Shareholder's Equity
Current liabilities:
Current portion of long-term debt	$154,638	$191,172
Accounts payable	116,947	88,715
Accrued expenses and other liabilities	181,821	202,794
Advance ticket sales	314,050	332,802
Total current liabilities	767,456	815,483
Long-term debt	2,405,357	2,977,888
Other long-term liabilities	1,744	4,801
Total liabilities	3,174,557	3,798,172
Commitments and contingencies
Shareholder's equity:
Common stock, $.0012 par value; 25,000,000 shares authorized; 10,000,000 shares issued and outstanding	12	12
Additional paid-in capital	1,711,114	1,715,718
Accumulated other comprehensive (loss) income	(1,516)	1,301
Accumulated deficit	(254,543)	(481,505)
Total shareholder's equity	1,455,067	1,235,526
Total liabilities and shareholder's equity	$4,629,624	$5,033,698

NCL CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands of dollars)

	Years ended
	December 31,
	2006	2007

Cash flows from operating activities
Net loss	$(130,899)	$(226,962)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expenses	119,097	148,003
Impairment loss	8,000	2,565
Loss on translation of debt	35,122	92,024
Other	1,347	843
Changes in operating assets and liabilities:
Decrease in accounts receivable	1,447	2,071
Increase in consumable inventories	(3,932)	(8,605)
(Increase) decrease in prepaid expenses and other assets	(535)	8,013
Increase (decrease) in accounts payable	43,944	(28,232)
Increase in accrued expenses and other liabilities	36,507	27,859
Increase in advance ticket sales	37,406	18,752
Net cash provided by operating activities	147,504	36,331
Cash flows from investing activities
Capital expenditures	(809,403)	(582,837)
Decrease (increase) in restricted cash	45,158	(181)
Proceeds received for transfer of tradename to Star Cruises Limited	8,000	-
Proceeds from sale of asset	-	1,440
Net cash used in investing activities	(756,245)	(581,578)
Cash flows from financing activities
Principal repayments on long-term debt	(809,740)	(323,464)
Proceeds from debt	1,219,557	839,925
Proceeds from Star Cruises Limited	4,151	8,454
Contribution from Star Cruises Limited	208,000	-
Payment of loan arrangement fees	(10,113)	(2,907)
Net cash provided by financing activities	611,855	522,008
Net increase (decrease) in cash and cash equivalents	3,114	(23,239)
Cash and cash equivalents at beginning of year	60,416	63,530
Cash and cash equivalents at end of year	$63,530	$40,291

NCL CORPORATION LTD.
NON-GAAP RECONCILING INFORMATION
(unaudited)

The following table sets forth selected statistical information for the periods presented:

	Three months ended		Years ended
	December 31,		December 31,
	2006	2007	2006	2007

Passengers Carried	295,648	320,851	1,153,844	1,304,385
Passenger Cruise Days	2,284,174	2,466,674	8,807,632	9,857,946
Capacity Days	2,280,434	2,372,204	8,381,445	9,246,715
Occupancy Percentage	100.2%	104.0%	105.1%	106.6%

Gross Yields and Net Yields were calculated as follows (in thousands, except Capacity Days and Yields):

	Three months ended		Years ended
	December 31,		December 31,
	2006	2007	2006	2007

Passenger ticket revenues	$324,052	$354,435	$1,438,996	$1,571,772
Onboard and other revenues	125,445	143,079	537,313	601,043
Total revenues	449,497	497,514	1,976,309	2,172,815
Less:
Commissions, transportation and other	98,336	93,703	425,648	430,670
Onboard and other	43,541	48,697	186,240	204,768
Net revenues	$307,620	$355,114	$1,364,421	$1,537,377

Capacity Days	2,280,434	2,372,204	8,381,445	9,246,715
Gross Yields	$197.11	$209.73	$235.80	$234.98
Net Yields	$134.90	$149.70	$162.79	$166.26

Gross Cruise Costs and Net Cruise Costs were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Three months ended		Years ended
	December 31,		December 31,
	2006	2007	2006	2007

Total cruise operating expenses	$396,392	$421,358	$1,567,382	$1,692,940
Marketing, general and administrative expenses	75,490	86,823	249,250	287,093
Gross Cruise Costs	471,882	508,181	1,816,632	1,980,033
Less:
Commissions, transportation and other	98,336	93,703	425,648	430,670
Onboard and other	43,541	48,697	186,240	204,768
Net Cruise Costs	$330,005	$365,781	$1,204,744	$1,344,595

Capacity Days	2,280,434	2,372,204	8,381,445	9,246,715
Gross Cruise Costs per Capacity Day	$206.93	$214.22	$216.74	$214.13
Net Cruise Costs per Capacity Day	$144.71	$154.19	$143.74	$145.41

CONTACT:
NCL Corporation Ltd., Miami
Susan Robison, 305-436-4762
or
AnneMarie Mathews, 305-436-4799
or
Daniel Mathewes, 305-436-4607
PublicRelations@ncl.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NCL Corporation Ltd.
(Registrant)

Date:	February 28, 2008	By:	/s/ Kevin M. Sheehan
Kevin M. Sheehan
Executive Vice President and Chief Financial Officer